UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission File Number 0-16211

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DENTSPLY International Inc. 401(k) Savings Plan

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DENTSPLY International Inc. 221 West Philadelphia Street, York, Pennsylvania 17405-2558

REQUIRED INFORMATION

1. Financial Statements:

     The following financial information, including the Report of Independent Registered Public Accounting Firm thereon of the DENTSPLY International Inc. 401(k) Savings Plan is submitted herewith:

     Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012.

     Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013 and 2012.

     Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2013.

2. Exhibits:

     The following exhibits are submitted herewith:

   Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DENTSPLY International Inc.
401(k) Savings Plan

	By:	/s/ Christopher T. Clark
Christopher T. Clark
President, Chief Financial Officer and
Member of the DENTSPLY International Inc.
ESOP and 401(k) Committee

Date: June 19, 2014

DENTSPLY International Inc. 401(k) Savings Plan
Table of Contents
December 31, 2013 and 2012

Page

Report of Independent Registered Public Accounting Firm	4

Financial Statements
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8

Supplementary Schedule
Schedule of Assets (Held at End of Year)	16

Report of Independent Registered Public Accounting Firm
Employee Retirement Committee and Participants
DENTSPLY International Inc. 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of DENTSPLY International Inc. 401(k) Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ParenteBeard LLC

York, Pennsylvania
June 19, 2014

DENTSPLY International Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012
	2013	2012
Assets
Cash and cash equivalents	$6,660	$55,033
Investments, at fair value
Shares of Registered Investment Companies:
Amer. Funds EuroPacific Growth Fund R-4	4,837,820	3,351,067
Fidelity Small Cap Discovery Fund	1,918,071	542,193
PIMCO Total Return Fund	4,663,360	4,890,512
TRP Balanced Fund	7,656,121	6,296,762
TRP Blue Chip Growth Fund	22,021,409	15,423,855
TRP Equity Income Fund	10,574,534	7,736,313
TRP Extended Equity Market Index Fund	2,825,861	2,029,747
TRP Growth Stock Fund	12,429,803	9,219,475
JP Morgan Mid Cap Value Fund	1,247,619	37,421
TRP New Horizons Fund	10,708,650	6,803,257
TRP Retirement Income Fund	557,554	387,920
TRP Retirement 2005 Fund	331,763	324,709
TRP Retirement 2010 Fund	1,762,625	2,255,241
TRP Retirement 2015 Fund	5,185,612	3,786,721
TRP Retirement 2020 Fund	11,545,011	7,465,941
TRP Retirement 2025 Fund	16,237,383	8,730,423
TRP Retirement 2030 Fund	16,833,366	8,992,049
TRP Retirement 2035 Fund	21,436,174	9,945,322
TRP Retirement 2040 Fund	14,404,682	8,706,649
TRP Retirement 2045 Fund	10,331,602	4,474,329
TRP Retirement 2050 Fund	3,597,827	1,523,979
TRP Retirement 2055 Fund	1,083,820	557,178
TRP Science & Technology Fund	3,260,521	2,071,269
TRP Spectrum Income Fund	4,494,250	3,951,908
Vanguard Institutional Index Fund	10,276,009	6,887,038
Shares of Common Trusts:
TRP Stable Value Fund	12,106,221	10,988,570
Common Stock:
DENTSPLY International Inc. Common Stock	16,875,562	14,021,640
Total Investments	229,203,230	151,401,488
Receivables:
Employer contribution receivable	6,390,599	5,327,895
Due from brokers of merged plans (see Note 1)	—	31,026,721
Notes receivable from participants	5,880,177	4,394,424
Total Receivables	12,270,776	40,749,040
Total Assets	$241,480,666	$192,205,561

See Notes to Financial Statements.

DENTSPLY International Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012
	2013	2012
Liabilities	$—	$—

Net Assets Available for Benefits at fair value	241,480,666	192,205,561

Adjustment from Fair Value to Contract Value for Interest in Common Trust Relating to Fully Benefit Responsive Investment Contracts	(169,184)	(452,927)

Net Assets Available for Benefits	$241,311,482	$191,752,634

See Notes to Financial Statements.

DENTSPLY International Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2013 and 2012
	2013	2012
Investment Income (Loss)

Net appreciation in fair value of investments	$39,210,156	$16,098,258
Interest and dividends	5,552,425	3,187,031
Total Investment Income	44,762,581	19,285,289

Interest Income on Notes Receivables from Participants	244,610	181,848

Contributions
Employer	6,390,599	5,327,895
Participants	13,532,225	10,697,542
Participant rollovers	2,577,393	842,000
Total Contributions	22,500,217	16,867,437

Benefits Paid to Participants	(17,924,652)	(12,646,010)

Administrative Expenses	(23,908)	(22,045)

Net increase	49,558,848	23,666,519
Transfer in from merged plans (see Note 1)	—	31,026,721

Net Assets Available for Benefits - Beginning of Year	191,752,634	137,059,394

Net Assets Available for Benefits - End of Year	$241,311,482	$191,752,634

See Notes to Financial Statements.

DENTSPLY International Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the DENTSPLY International Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined contribution plan covering all permanent full and part-time employees of DENTSPLY International Inc. (the “Company”) and its wholly-owned subsidiaries in the United States who are employed in or on temporary assignment outside the United States. The Plan was established January 1, 1992, and amended, thereafter, several times. It was restated to include all amendments on January 1, 2009.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Plan is administered by the Retirement Program Committee (the “Committee”). At December 31, 2013 and 2012, T. Rowe Price Trust Company (“TRP”) was the trustee (the “Trustee”) and custodian of the Plan's assets. The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company. At December 31, 2013 and 2012, TRP was the record keeper of the Plan.

Participation

An employee may become a participant in the Plan as soon as administratively feasible following their employment date. If the employee does not make an affirmative or negative election to participate, they will be automatically enrolled in the Plan. The Company may at times perform an “auto boost” on the entire employee population or on certain population segments to encourage participation in the Plan.

Contributions

Each year, participants may make pre-tax and post-tax (Roth) contributions up to 100 percent of their annual compensation, as defined by the Plan, in multiples of one percent except for certain highly compensated participants who are subject to limitations. Participants that are automatically enrolled in the Plan will be deemed to have elected a salary deferral contribution of 3%. Participants may change their deferral election at times throughout the year as defined in the Plan document. Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans. The Company does not make matching contributions to the Plan. Effective for the 2006 plan year and beyond, the Company, at the discretion of the Board of Directors, may make a non-elective contribution to eligible participants. Contributions are recognized in the period when earned as determined by the Company’s Board of Directors. Forfeitures are used to reduce the required Company contribution. As of December 31, 2013 and 2012, forfeited non-elective contributions amounted to $353,421 and $363,770, respectively. These forfeitures were used to reduce the 2013 and 2012 non-elective contributions that were paid in 2014 and 2013, respectively.

The participants may direct their contributions into several different investment options. If a participant fails to provide such direction, including those participants automatically enrolled in the Plan, contributions are invested in the target maturity fund appropriate for the participant's expected normal retirement age (65).

The Company may amend or revoke a participant's deferral election if the Company determines that such revocation or amendment is necessary to ensure that a participant's annual addition for any plan year will not exceed the limitation of Section 5.6(b), or to ensure that the actual deferral percentage nondiscrimination test is met for such plan year.

Service Rules

Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service and are employed on the last day of the year, unless there is a break in service as a result of death, disability, or retirement.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer contributions including forfeitures and an allocation of Plan earnings (including unrealized appreciation of Plan assets) and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and earnings thereon. If participants cease participation, other than by retirement, disability, or death, the vested interest in non-elective contributions to their accounts is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested

Less than 2 years	—%
2	20%
3	40%
4	60%
5	80%
6 years and after	100%

Payment of Benefits

Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination or permanent disability. Participants may elect to receive benefits in either a lump-sum payment, or periodic installments as defined by the provisions of the Plan. Assets may be withdrawn by participants in the case of personal financial hardship upon approval of the Plan Administrator.

Notes Receivable from Participants

Participants may borrow from their accounts the lesser of $50,000 or fifty percent of their vested account balance (subject to a $1,000 minimum loan balance). Participants are charged a $50 fee for loans, which is paid directly from their account. Loan terms may not exceed five years, except for loans to facilitate the purchase of a primary residence. The loans bear interest at rates that range from 4.00% to 9.25% as of December 31, 2013, which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions. Participants may not have more than two loans outstanding at the same time. Loans are secured by the balance in the participant's account. Access to Company Non-Elective Contribution balances is subject to the financial hardship conditions required under the hardship withdrawal provisions of the Plan.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. In June 2013, the loan default period was changed from 90 days to equal the Internal Revenue Service (“IRS”) maximum, which is the end of the calendar quarter following the quarter in which the payment was missed. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document.

Administrative Costs

Certain administrative costs of the Plan are absorbed by the Company.

Plan Merger

The Astra Tech 401(k) plan and the Materialise Dental 401(k) plan merged into the Plan effective December 31, 2012 adding 386 participants to the Plan and assets totaling $31,026,721. The merged plans liquidated all of their investments on December 31, 2012. The actual transfer of assets occurred on January 2, 2013. The Statements of Net Assets Available for Benefits reflects the fair value of the amount due from the brokers of the merged plans and the Statements of Changes in Net Assets Available for Benefits reflects the transfer in of the assets from the merged plans.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common trust fund. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts held in the common trust fund as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investments Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, Fair Value Measurement, for additional details.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the years. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisers, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE 3 - FAIR VALUE MEASUREMENT

The Plan measures its investments at fair value on a recurring basis in accordance with US GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1:
Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2:
Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

Level 3:
Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and similar techniques.

The assets or liability fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012:

Registered Investment Companies
Valued at the quoted net asset value (“NAV”) of shares held by the Plan at year end.
Common Stock
Valued at the closing price reported on the active market on which the individual securities are traded.

Common Trust
The common trust funds are valued based upon the units of the common trust funds held by the Plan at year end times the respective unit value. The unit value of the common trust funds is based upon significant observable inputs, although it is not based upon quoted market prices in an active market. The Stable Value Trust Fund's investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the common trust fund invests in assets (typically fixed-income securities or insurance contracts) and enters into "wrapper" contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund.
The underlying investments of the common trust funds consist primarily of Level 2 inputs, consisting of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan's investments in the common trust funds are not subject to any withdrawal restrictions and distributions may be taken at any time. The Plan has no unfunded commitments relating to the common trust funds at December 31, 2013 and 2012.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Registered Investment Companies:
Index Funds	$13,101,870	$—	$—	$13,101,870
Balanced Funds	7,656,121	—	—	7,656,121
Growth Funds - Domestic	50,338,454	—	—	50,338,454
Target Date Funds	103,307,419	—	—	103,307,419
International Equity Fund	4,837,820	—	—	4,837,820
Value Funds	11,822,153	—	—	11,822,153
Fixed Income Funds	9,157,610	—	—	9,157,610
Total Registered Investment Companies	200,221,447	—	—	200,221,447

Common Stock:
Healthcare - DENTSPLY Int'l Inc. Common Stock	16,875,562	—	—	16,875,562
Total Common Stock	16,875,562	—	—	16,875,562

Common Trust:
Stable Value Fund	—	12,106,221	—	12,106,221
Total Common Trust	—	12,106,221	—	12,106,221

Total Assets at Fair Value	$217,097,009	$12,106,221	$—	$229,203,230

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Registered Investment Companies:
Index Funds	$8,916,785	$—	$—	$8,916,785
Balanced Funds	6,296,762	—	—	6,296,762
Growth Funds - Domestic	34,060,049	—	—	34,060,049
Target Date Funds	57,150,461	—	—	57,150,461
International Equity Fund	3,351,067	—	—	3,351,067
Value Funds	7,773,734	—	—	7,773,734
Fixed Income Funds	8,842,420	—	—	8,842,420
Total Registered Investment Companies	126,391,278	—	—	126,391,278

Common Stock:
Healthcare - DENTSPLY Int'l Inc. Common Stock	14,021,640	—	—	14,021,640
Total Common Stock	14,021,640	—	—	14,021,640

Common Trust:
Stable Value Fund	—	10,988,570	—	10,988,570
Total Common Trust	—	10,988,570	—	10,988,570

Total Assets at Fair Value	$140,412,918	$10,988,570	$—	$151,401,488

NOTE 4 - INVESTMENTS

Information regarding the fair value of the Plan's investment as of December 31, 2013 and 2012 is included in Note 3, Fair Value Measurement. Investments that represent five percent or more of the Plan's net assets available for benefits are separately identified as of December 31:

Investments	2013	2012

Shares of Registered Investment Companies:
TRP Blue Chip Growth Fund	$22,021,409	$15,423,855
TRP Growth Stock Fund	12,429,803	9,219,475	*
TRP Retirement 2025 Fund	16,237,383	8,730,423	*
TRP Retirement 2030 Fund	16,833,366	8,992,049	*
TRP Retirement 2035 Fund	21,436,174	9,945,322
TRP Retirement 2040 Fund	14,404,682	8,706,649	*

Shares of Common Stock:
DENTSPLY International Inc. Common Stock	16,875,562	14,021,640

Shares of Common Trust:
TRP Stable Value Fund	12,106,221	10,988,570

* Investment did not represent 5% or more of the Plan’s net assets but was presented for comparative purposes

The net appreciation in the fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2013	2012

Registered Investment Companies	$36,091,127	$13,492,190
Common stock	3,119,029	1,718,026
Common trust funds	—	888,042
	$39,210,156	$16,098,258

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 6 - INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated September 19, 2011, that the restated Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the letter, the Plan Administrator and the Plan's advisers believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 7 - RELATED PARTY TRANSACTIONS

During 2013 and 2012, certain Plan investments were shares of registered investment companies and a common trust managed by T. Rowe Price Trust Company, the Trustee of the Plan. In addition, the Plan offers an investment in DENTSPLY International Inc. common stock. The transactions in these investments are party-in-interest transactions which are exempt from prohibited transaction rules of ERISA. Additionally, the Plan issues loans to participants, which are secured by the participant's account balances. These transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Purchases made by the Plan for the investment in the Company's common stock amounted to $2,044,234 and $1,975,268 for the years ended December 31, 2013 and 2012, respectively. Sales made by the Plan for the investment in the Company's common stock amounted to $2,309,341 and $2,928,162 for the years ended December 31, 2013 and 2012, respectively.

As of December 31, 2013, the Plan held approximately 348,093 shares of DENTSPLY International Inc. common stock at a per share price of $48.48. As of December 31, 2012, the Plan held approximately 353,992 shares of DENTSPLY International Inc. common stock at a per share price of $39.61.

NOTE 8 - RISKS AND UNCERTAINTIES

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits according to the financial statements to the Form 5500 consists of the following for the years ended December 31:

	2013	2012

Net assets available for benefits per the financial statements	$241,311,482	$191,752,634
Amounts allocated to withdrawing participants	—	(25,896)
Adjustments from contract value to fair value for interest in common
trust fund relating to fully benefit-responsive investment contracts	169,184	452,927
Net assets available for benefits per the Form 5500	$241,480,666	$192,179,665

A reconciliation of total investment income on the financial statements to the Form 5500 consists of the following for the years ended December 31:

	2013	2012

Total investment income on the statement of changes in
net assets available for benefits	$44,762,581	$19,285,289
Adjustment from contract value to fair value for interest in common
trust fund relating to fully benefit-responsive investment contracts	(283,743)	124,808
Interest income on notes receivable from participants	244,610	181,848
Total investment income on Form 5500	$44,723,448	$19,591,945

A reconciliation of benefits paid to participants according to the financial statements to the Form 5500 consists of the following for the years ended December 31:

	2013	2012

Benefits paid to participants per the financial statements	$17,924,652	$12,646,010
Amount allocated to withdrawing participants	—	23,110
Benefits paid to participants per the Form 5500	$17,924,652	$12,669,120

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2013 and 2012, but not yet paid as of that date.

DENTSPLY International Inc. 401(k) Savings Plan
Employer Identification Number: 39-1434669
Plan Number: 004
Schedule H - Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2013

			(c)
			Description of Investment
		(b)	Including Maturity Date,		(e)
		Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)		Lessor or Similar Party	Par or Maturity Value	Cost	Value

		Cash and cash equivalents	Cash	N/A	$6,660
		Amer. Funds EuroPacific Growth Fund, R-4	Registered Investment Companies	N/A	4,837,820
		Fidelity Small Cap Discovery	Registered Investment Companies	N/A	1,918,071
		PIMCO Total Return Fund	Registered Investment Companies	N/A	4,663,360
		JP Morgan Mid Cap Value Fund	Registered Investment Companies	N/A	1,247,619
		Vanguard Institutional Index Fund	Registered Investment Companies	N/A	10,276,009
*		TRP Balanced Fund	Registered Investment Companies	N/A	7,656,121
*		TRP Blue Chip Growth Fund	Registered Investment Companies	N/A	22,021,409
*		TRP Equity Income Fund	Registered Investment Companies	N/A	10,574,534
*		TRP Extended Equity Market Index	Registered Investment Companies	N/A	2,825,861
*		TRP Growth Stock Fund	Registered Investment Companies	N/A	12,429,803
*		TRP New Horizons Fund	Registered Investment Companies	N/A	10,708,650
*		TRP Retirement Income Fund	Registered Investment Companies	N/A	557,554
*		TRP Retirement 2005 Fund	Registered Investment Companies	N/A	331,763
*		TRP Retirement 2010 Fund	Registered Investment Companies	N/A	1,762,625
*		TRP Retirement 2015 Fund	Registered Investment Companies	N/A	5,185,612
*		TRP Retirement 2020 Fund	Registered Investment Companies	N/A	11,545,011
*		TRP Retirement 2025 Fund	Registered Investment Companies	N/A	16,237,383
*		TRP Retirement 2030 Fund	Registered Investment Companies	N/A	16,833,366
*		TRP Retirement 2035 Fund	Registered Investment Companies	N/A	21,436,174
*		TRP Retirement 2040 Fund	Registered Investment Companies	N/A	14,404,682
*		TRP Retirement 2045 Fund	Registered Investment Companies	N/A	10,331,602
*		TRP Retirement 2050 Fund	Registered Investment Companies	N/A	3,597,827
*		TRP Retirement 2055 Fund	Registered Investment Companies	N/A	1,083,820
*		TRP Science & Technology Fund	Registered Investment Companies	N/A	3,260,521
*		TRP Spectrum Income Fund	Registered Investment Companies	N/A	4,494,250
*		TRP Stable Value Fund	Common Trust	N/A	12,106,221
*		DENTSPLY International Inc. Common Stock	Common Stock	N/A	16,875,562
*		Participant Notes Receivable	4.00% - 9.25%	—	5,880,177

		Total Investments			$235,090,067

*	-	Party-in-interest as defined by ERISA
N/A	-	Cost omitted for participant directed investments